UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------

                                   SCHEDULE TO

                             Tender Offer Statement
          Under Section 14(d)(1) of the Securities Exchange Act of 1934

                          -----------------------------

                       American Natural Energy Corporation
                       (Name of Subject Company (issuer))

                           Dune Energy, Inc., Offeror
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                          -----------------------------

8% Convertible Secured Debentures due September 30, 2006            N/A
             (Title of Class of Securities)               (CUSIP Number of Class
                                                               of Securities)

                          -----------------------------

                                   Copies to:

Alan Gaines, Chief Executive Officer                    Matthew S. Cohen, Esq.
         Dune Energy, Inc.                              Eaton & Van Winkle LLP
 3050 Post Oak Boulevard, Suite 695                   3 Park Avenue, 16th floor
         Houston, TX 77056                                New York, NY 10016
                                                            (212) 779-9910

           (Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

                          -----------------------------

                            Calculation of Filing Fee
--------------------------------------------------------------------------------
    Transaction valuation*                               Amount of filing fee**

         $ 4,303,750                                            $860.75
--------------------------------------------------------------------------------
* Calculated solely for purposes of determining the filing fee. The purchase price, as described herein, is fifty-five percent (55%) of the principal amount outstanding under the American Natural Energy Corporation 8% Convertible Secured Debentures due 2006 and is payable in the form of shares of the common stock, $.001 par value, of the Company, based upon the average closing price as reported on the American Stock Exchange over the ten trading days preceding the third trading day immediately preceding the date the tender offer expires. At December 26, 2006, the aggregate principal amount of the outstanding debentures that are subject to the tender offer was $7,825,000 and the closing price of the Company's common stock was $ 1.95 per share.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:_____________________
                  Form or Registration No.:___________________
                  Filing Party:_______________________________
                  Date Filed:_________________________________

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|   third-party tender offer subject to Rule 14d-1.
      |_|   issuer tender offer subject to Rule 13e-4.
      |_|   going-private transaction subject to Rule 13e-3.
      |_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

      This Tender Offer Statement on Schedule TO is being filed by Dune Energy, Inc. (the "Company"), pursuant to Section 14(d) of the Securities Exchange Act of 1934, as amended, in connection with its offer to purchase for shares of its common stock the outstanding 8% Convertible Secured Debentures due September 30, 2006 (the "Debentures"), upon the terms and subject to the conditions set forth in the offer to purchase statement dated December 28, 2006 (the "Offer to Purchase") and in the related Letter of Transmittal attached as Exhibit a(1) and a(2), respectively, to this Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Tender Offer').

      The Company is offering to purchase all of the outstanding Debentures at a purchase price equal to $0.55 for each $1.00 of principal outstanding for an aggregate purchase price of approximately $4,303,750, payable in the form of shares of the Company's common stock, $.001 par value, as calculated on January 26, 2007 as provided in the Offer to Purchase. As detailed in the Offer to Purchase, the Company believes that Debentures with a total outstanding principal balance of $7,825,000 will be subject to the tender offer as of the date it expires. Any purchase of the Debentures by the Company will be conditioned upon holders tendering Debentures of an aggregate outstanding principal balance of at least $6 million.

      The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-11 of this Schedule TO.

Item 1. Summary Term Sheet.

      The information set forth in the Offer to Purchase under "Summary Term Sheet" and "Answers to Questions You May Have" is incorporated herein by reference.

Item 2. Subject Company Information.

      (a) Name and Address.

      American Natural Energy Corporation, the subject company issuing those Debentures to which this tender offer relates ("American Natural"), is an Oklahoma corporation having its principal executive offices at 6100 South Yale, Suite 300, Tulsa, Oklahoma 74136.

      (b) Securities.

      8% Convertible Secured Debentures due September 30, 2006 of American Natural (the "Debentures"), in the aggregate outstanding principal amount of $7,825,000 (exclusive of the Company Owned Debentures defined in Item 3(a) below), issued under that Amended and Restated Trust Indenture dated as of June 29, 2005 (the "Indenture") between American Natural and Coumputershare Trust Company of Canada, as Trustee (the "Trustee"). The Debentures are immediately convertible into shares of American Natural's common stock (the "Conversion Shares") at the conversion price of $0.15 per share and became immediately due and payable on September 30, 2006. Additional information set forth in the Offer to Purchase in the section entitled "The Tender Offer - Securities being Tendered" is incorporated herein by reference.

      (c) Trading Market and Price.

      There is no established trading market for the Debentures.

      The Conversion Shares underlying the Debentures are traded on the TSX Venture Exchange, Inc. in Toronto, Canada under the symbol "ANR.U." None of the Conversion Shares is currently traded on any United States stock exchange or in the over-the-counter market in the United States, and, accordingly, there is currently no public market for the Conversion Shares in the United States.

      The following table sets forth, for the periods indicated, the reported high and low sales prices (in U.S. dollars) for the Conversion Stock, as reported by the TSX Venture Exchange. The prices for the Conversion Stock have been traded in and reported by the TSX Venture Exchange in United States dollars since February 12, 2002.

                                                                    Prices
                                                              ------------------
Quarterly Period Presented                                    High          Low
--------------------------                                    ----          ---

2006
First Quarter                                                 $0.15        $0.05

Second Quarter                                                $0.20        $0.08
Third Quarter                                                 $0.08        $0.03
Fourth Quarter (through December 22, 2006)                    $0.06        $0.02

2005
First Quarter                                                  0.31         0.12
Second Quarter                                                 0.27         0.09
Third Quarter                                                  0.15         0.10
Fourth Quarter                                                 0.12         0.06

2004
Fourth Quarter                                                 1.15         0.31

      Information contained in the above chart is from American Natural's most recent company reports filed with the Securities and Exchange Commission (the "Commission") on Form 10-KSB for the year ended December 31, 2005 filed on April 17, 2006 and the Form 10-QSB for the quarterly period ended September 30, 2006 filed on November 20, 2006. The Company has no reason to believe the information contained therein is not correct.

Item 3. Identity and Background of Filing Person.

      (a) Name and Address.

      The filing person is Dune Energy, Inc., a Delaware corporation (the "Company").

      Itera Holdings BV, a company organized under the laws of The Netherlands ("Itera"), holds approximately 59.7% of the outstanding capital stock of the Company. The officers and directors of the Company and of Itera are identified in the Appendix A to this Schedule TO and are collectively referred to herein, together with Itera, as "Control Persons" pursuant to General Instruction C of Schedule TO promulgated by the United States Securities and Exchange Commission, or the SEC.

      As disclosed on the Company's report on Form 8-K and statement on Schedule 13D filed by the Company with the Commission on December 26, 2006 and December 28, 2006, respectively, the Company presently own $3 million in principal amount of debentures issued under the Indenture but not subject to the tender offer (the "Company Owned Debentures"), which Company Owned Debentures are immediately convertible into up to 20,000,000 shares of American Natural's common stock at the conversion price of $0.15 per share.

      The business address of the Company is 3050 Post Oak Blvd., Suite 695, Houston, Texas 77056. Unless indicated otherwise in Appendix A, the address for the Company's directors, officers and other Control Persons is c/o 3050 Post Oak Blvd., Suite 695, Houston, Texas 77056.

      (b) Business and Background.

      The Company is a company organized under the laws of the State of Delaware. Its principal business is the exploration, development, and acquisition of natural gas and crude oil properties. The principal businesses of the Control Persons are set forth in the chart above. Additional information set forth in the Offer to Purchase in the section entitled "The Tender Offer - The Offeror" is incorporated herein by reference.

      The principal occupation or employment of any Control Person who is a natural person, together with their respective principal business address, at the time of this filing and during the past five (5) years are set forth in Appendix A, as well as the current citizenship of each of the Company's officers and directors and the officers and directors of the Itera.

      (c) No Conviction or Violation of Securities Laws

      Neither the Company nor any Control Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      Neither the Company nor any Control Person has, during the last five years, been a party to any judicial or administrative proceeding and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation with respect to federal or state securities laws.

Item 4. Terms of the Transaction.

      (a) Material Terms - Tender Offer.

      The information set forth in the Offer to Purchase under "The Tender Offer" and "Purposes, Effects and Plans" is incorporated herein by reference, including descriptions of the securities to be tendered, the type and amount of consideration, the expiration date, tendering and withdrawal procedures, and acceptance procedures and conditions thereto.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

      (a) Transactions

      Pursuant to an Exploration and Development Agreement dated effective August 26, 2005 between the Company and American Natural, American Natural assigned one-half of its contractual rights under a certain Development Agreement with a major integrated oil and gas company to the Company. That Development Agreement created an area of mutual interest ("AMI") in approximately 11,500 acres in the State of Louisiana. We paid $1 million for the assignment of such rights. In addition, the Company has spent considerable funds to drill wells located within the AMI and, subject to ongoing geological and geophysical investigation, may spend considerable additional capital in the AMI in the future.

      Except as set forth above and other than the acquisition of the Company Owned Debentures and the other contract rights and assets acquired by the Company pursuant to that Purchase and Sale Agreement, dated as of November 14, 2006, among the Company and each of TransAtlantic Petroleum (USA) Corp. and TransAtlantic Petroleum Corp. as described in Item 8(b) below, no transactions have occurred during the last two years between the Company or any Control Person and either American Natural or any of its affiliates that are not natural persons, or any executive officer, director or affiliate of American Natural that is a natural person where the aggregate value of the transaction or series of transactions with that person exceeds $60,000.

      (b) Not Applicable

Item 6. Purposes of the Transaction and Plans or Proposals.

      (a) Purposes.

      The information set forth in the Offer to Purchase under "Purposes, Effects and Plans - Purposes and Plans" is incorporated herein by reference.

      Notwithstanding controlling ownership by Itera of the Company, the decision to commence the tender offer and the terms and conditions thereof was made by the Company's board of directors in the ordinary course, without any direction from or other involvement by Itera.

      (c) Plans.

            (1) - (5)None.

            (6) - (7) Not Applicable

Item 7. Source and Amount of Funds or Other Consideration.

      (a) Source of Funds.

      The information set forth in the Offer to Purchase in the section entitled "The Tender Offer - Purchase Price - Source and Amount of Funds" is incorporated herein by reference.

      (b) Not Applicable.

      (c) In connection with this tender offer, the Company expects to incur expenses of approximately $27,500 as follows: (i) legal - $15,000, (ii) Depositary charges - $10,000 and (iii) stock transfer agent - $2,500.

Item 8. Interest in Securities of the Subject Company.

      (a) Security Ownership.

      The Company Owned Debentures owned by the Company consist of American Natural 8% convertible secured debentures, in the outstanding principal amount of $3 million, issued under the Indenture but not subject to the tender offer, or approximately 27.7% of the total issued and outstanding principal amount of $10,825,000 of Debentures under the Indenture (inclusive of the Debentures and the Company Owned Debentures). The Company Owned Debentures became immediately due and payable on September 30, 2006. As of September 30, 2006, there was unpaid interest on the Company Owned Debentures of $433,994.

      The outstanding principal amount of the Company Owned Debentures is immediately convertible into shares of American Natural's common stock (the "Conversion Shares") at the conversion price of $0.15 per share. Interest accrued or accruing thereon is not convertible into Conversion Shares. Conversion of all of the Company Owned Debentures would result in the issuance to the Company of up to 20,000,000 Conversion Shares. If the Debentures that are the subject of the tender offer are not converted, upon the Company's conversion of the Company Owned Debentures the Company would own approximately 27.4% of the issued and outstanding shares of common stock of American Natural, and if all of the Debentures are converted by holders other than the Company, approximately 16% of the issued and outstanding shares of the common stock of American Natural, in each case based upon 52,997,673 shares of Common Stock issued and outstanding as of November 15, 2006 (exclusive of Conversion Shares), as disclosed on American Natural's most recent quarterly filing for the nine months ended September 30, 2006 filed with the SEC on November 20, 2006 . No Control Person has any beneficial ownership of any of the Company Owned Debentures, or any shares of the Conversion Shares, except that Itera may be deemed a beneficial owner of such debentures and/or Conversion Shares by virtue of its control of the Company. Inasmuch as the Company's decision to enter into the tender offer was negotiated solely by the Company's board of directors in the ordinary course of their business without any involvement of Itera, Itera disclaims any beneficial ownership in the Debentures and the Conversion Shares.

      (b) Securities Transactions

      By that certain Purchase and Sale Agreement, dated as of November 14, 2006, among the Company and each of TransAtlantic Petroleum (USA) Corp. ("USA") and TransAtlantic Petroleum Corp. ("TNP"), the Company purchased certain assets of, and claims against, American Natural for consideration of $2 million in cash (subject to adjustments as described therein), including, for purposes hereof, the Company Owned Debentures from a single holder for cash consideration of $500,000 (or $0.166 per $1.00 principal face amount outstanding). Reference is made to our Report on Form 8-K, filed with the SEC on December 26, 2006

      Other than the above purchase of the Company Owned Debentures, the Company has not acquired in the past 60 days any of the securities of American Natural.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

      (a) Not Applicable.

Item 10. Financial Statements.

      (a) Financial Statements

      The Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR and, incorporated herein by reference are the following reports of the Company setting forth the Company's (i) audited balance sheets for the most recent two fiscal years ended December 31, 2004 and 2005 and (ii) unaudited balance sheet, statements of income, earnings per share and statements of cash flow for the most recent quarterly period ended September 30, 2006:

            o Annual Report on Form 10-KSB for the year ended December 31, 2005 filed with the Commission on March 31, 2006; and

            o Quarterly Report on Form 10-QSB for periods ended September 30, 2006 filed with the Commission on November 14, 2006.

      (b) Not material.

Item 11. Additional Information.

      (a) Agreements, Regulatory Requirements and Legal Proceedings.

            (1) Amended and Restated Trust Indenture dated as of June 29, 2005 between American Natural and Coumputershare Trust Company of Canada, as Trustee, that governs the Debentures and the Company Owned Debentures.

            (2) The only regulatory requirements that must be met are those imposed by applicable securities laws and the rules and regulations promulgated by the American Stock Exchange

            (3)-(5) None

      (b) Other Material Information.

      The information set forth in the Offer to Purchase and Letter of Transmittal (Exhibits (a)(1) and (a)(2), respectively, to this Schedule TO) is incorporated herein by reference.

Item 12. Exhibits.

      (a)   Tender Offer Materials

            (1)   Offer to Purchase

            (2)   Form of Letter of Transmittal

            (3)   Form of Letter to Debenture Holders

            (4)   Press Release dated December 28, 2006

      (d) Amended and Restated Indenture (including the form of Debenture), dated as of June 29, 2005, among American Natural Energy Corporation and Computershare Trust Company of Canada, as Trustee, incorporated herein by reference to Exhibit 4.1 to American Natural's report on Form 8-K filed with the Securities and Exchange Commission on July 6, 2005.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 28, 2006


                                                /s/ Alan Gaines
                                                --------------------------------
                                                Name: Alan Gaines
                                                Title: Chief Executive Officer

                                   APPENDIX A

Officers and Directors of Company and Control Persons:

  Name and Position              Principal Business                 Address               Citizenship
  -----------------              ------------------                 -------               -----------
OFFICERS AND DIRECTORS OF COMPANY
Alan Gaines,                   Company                          3050 Post Oak Blvd.       United States
Chairman and Chief                                              Suite 695
Executive Officer                                               Houston, TX 77056

Amiel David,                   Company                          3050 Post Oak Blvd.       United States
President and Chief                                             Suite 695
Operating Officer                                               Houston, TX 77056

Hugh Idstein,                  Company                          3050 Post Oak Blvd.       United States
Chief Financial Officer                                         Suite 695
                                                                Houston, TX 77056

Richard M. Cohen, Secretary    Company                          3 Park Avenue             United States
                                                                New York, NY 10016

Steven Barrenechea,            Restaurant Management            3050 Post Oak Blvd.       United States
Director                                                        Suite 695
                                                                Houston, TX 77056

Valery G. Otchertsov,          First Deputy Chairman of         Sevastopolsky             Russian
Director                       the Board of Itera Group         Prospekt 28/1
                                                                Moscow, Russia

Raissa S. Frenkel,             President & CEO of Itera         9995 Gate Pkwy N.         United States
Director                       International Energy             Jacksonville, FL
                               Corporation                      32256

Steven M. Sisselman,           Executive Vice-President &       9995 Gate Pkwy N.         United States
Director                       COO of Itera International       Jacksonville, FL
                               Energy Corporation               32256

Marshall Lynn Bass,            Financial Advisor Weisser        1221                      United States
Director                       Johnson & Co.                    McKinney
                                                                Suite 3175
                                                                Houston, TX 77010

Itera Holdings BV,             Investment holding company       Keizergracht 442          N/A
controlling shareholder                                         1016 GD Amsterdam
                                                                The Netherlands

OFFICERS AND DIRECTORS OF ITERA

Igor V. Makarov Director       Chairman of the Itera Group      Sevastopolsky             Russian
of Itera Holdings BV                                            Prospekt 28/1
                                                                Moscow, Russia

Fruytier & Van Bremen          Manager of Itera                 Keizergracht 442          N/A
Director of Itera Holdings                                      1016 GD Amsterdam
BV                                                              The Netherlands

Five Year Biographies of Company's Officers and Directors and Natural Control Persons

      Alan Gaines is the Chairman and Chief Executive Officer of the Company and has served as a Director of the Company since May 2001. For the past five years, Mr. Gaines has served as President and CEO of Proton Capital LLC, a privately held merchant and investment banking firm. Since April 2005, Mr. Gaines has served as Vice Chairman of Baseline Oil & Gas Corp., a public company. In 1983, Mr. Gaines founded Gaines, Berland Inc., a full service brokerage firm and investment bank specializing in global energy markets, with particular emphasis given to small to mid-capitalization exploration and production, pipeline, midstream, and oilfield services companies. Mr. Gaines served as President of


                                  Appendix A-1

Gaines, Berland from 1983 to 1998. Mr. Gaines holds a BBA in Finance from Baruch College, and an MBA ("With Distinction") from the Zarb School, Hofstra University School of Management.

      Amiel David has served as the President/Chief Operating Officer of the Company since February 2004 and has over 35 years of engineering and investment banking experience within the energy sector. From 1993- 2001, he was the Senior Vice President and Chief Engineer for the First City Bank and later First Union Securities (Wachovia Bank) where he was responsible for the technical viability of in excess of $3.5 billion of energy credits. From 2001 through 2003, Dr. David was the Managing Director, Senior Vice President and Chief Engineer of Duke Capital Partners. Dr. David holds a PhD in Petroleum Engineering from Stanford University and an MBA from The University of Pittsburgh.

      Hugh Idstein has served as the Chief Financial Officer of the Company since April 4, 2005. Prior to joining our Company, Mr. Idstein served as CFO of Houston based Black Stone Minerals Company, L.P., an oil and gas mineral exploration company. In addition Mr. Idstein has acted as a consultant for several oil and gas companies regarding international oil and gas opportunities. He earned an MBA and a BS in Energy Management from Eastern Illinois University.

      Richard M. Cohen has served as a Director of the Company since December 2003. Since 1996, Mr. Cohen has been the President of Richard M. Cohen Consultants, a private financial services consulting company that assists both public and private companies with their corporate governance and corporate finance needs. In 1999, Mr. Cohen was the President of National Auto Credit, a publicly traded sub-prime auto finance company. From 1992-1995, Mr. Cohen was the President of General Media Inc., a publicly reporting international diversified publishing and communications company. Mr. Cohen is a Certified Public Accountant and worked at Arthur Andersen & Co. from 1975 to 1977. He received a BS ("With Honors") from The University of Pennsylvania (Wharton) and an MBA from Stanford University.

      Steven Barrenechea has served as a Director of the Company since May 2001. Mr. Barrenechea is in the restaurant management business. From April 2005 to January 2006, Mr. Barrenechea served as a Director of Baseline Oil & Corp., a public company. Mr. Barrenechea is a member of the Board of Directors of the Creative Coalition, The Milford (Connecticut) Red Cross, and The Child Guidance Center of Fairfield County. Mr. Barrenechea holds a BBA from New York University.

      Valery Otchertsov has served as a Director of our Company since May 2004. Since 1999, Mr. Otchertsov has held the position of President of Itera Holding Ltd and since 2003 Chairman of the Management Board of Itera Oil and Gas Company Ltd. (Itera). Itera's operating entities are engaged in the business of production, transportation, marketing and sales of natural gas throughout the Former Soviet Union. From 1997 -1999, Mr. Otchertsov served as First Vice-President of Itera International Group of Companies. From 1991 -1996, Mr. Otchertsov served as Minister of Economics and Finance, Deputy Chairman of the Cabinet of Ministers of Turkmenistan. He graduated with a Bachelors degree from Izhevsk Mechanical Institute.

      Raissa Frenkel has served as a Director of our Company since May 2004. Dr. Frenkel has been a member of the Board of Directors of the Itera Oil and Gas Company Ltd (Itera) since 2002. Itera's operating entities are engaged in the business of production, transportation, marketing and sales of natural gas throughout the Former Soviet Union. Since 2003, Dr. Frenkel has been Executive Vice-President of Itera International Energy Corp. an Itera subsidiary operating in the US gas, real estate and commodity business. From 1994-2002 Dr. Frenkel was a Vice-President with Itera International Energy Corp. She graduated from the Kazan Finance and Economics Institute in 1982 and received her PHD from Kazan State University in 1989.

      Steven Sisselman has served as a Director of our Company since May 2004. From 1995 to the present, Mr. Sisselman has been a Vice-President of Business Development with Itera International Energy Corp., an Itera subsidiary operating in the US gas, real estate and commodity business. From 1992-1994, Mr. Sisselman was Vice-President of Dalon Inc., a petroleum trading company, responsible for trading crude oil and petroleum products from the former Soviet Union. For the 12 years prior to 1992, Mr. Sisselman was employed by Charter Oil Company, UBS


                                  Appendix A-2

AG, and Astra Oil working in various financial and trading positions both in the US and London, England. He graduated from University of Florida in 1980 with a BS in Business Administration with a major in Finance.

      Marshall Lynn Bass has served as a Director of our Company and a member of the Company's audit committee since September 29, 2004. From 1998 to December 2001, he served as an associate, and from 2002 to present, he served as a principal of Weisser, Johnson & Co., a Houston based energy investment bank. He is also a principal and co-founder of GasRock Capital, LLC, a finance company which makes direct investments in energy companies or projects. He graduated from Purdue University in 1992 with a BS in economics and from Rice University with a Masters in business administration.


                                  Appendix A-3

                                 Exhibits Index

Exhibit No.          Description
-----------          -----------

99(a)(1)             Offer to Purchase

99(a)(2)             Form of Letter of Transmittal

99(a)(3)             Form of Letter to Debenture Holders

99(a)(4)             Press Release dated December 28, 2006

99(d) Amended and Restated Indenture, dated as of June 29, 2005, among American Natural Energy Corporation and Computershare Trust Company of Canada, as Trustee, incorporated herein by reference to Exhibit 4.1 to American Natural's report on Form 8-K filed with the Securities and Exchange Commission on July 6, 2005.